Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

The following newsletter was distributed to employees of CBOE Holdings, Inc. and Bats Global Markets, Inc. on February 1, 2017:

Getting to Know the Bats’ Europe London Office, Q&A with Mark Hemsley, Integration Q&A and more Integration Updates The Strategic Integration Office is meeting with functional team leaders every two weeks to continue progress on Integration planning related tasks. The goal of these meetings is to refine new planned reporting structures, establish and track synergies, escalate integration risks, and track project progress. Each functional team has been assigned resources from finance, human resources and project management to support these efforts. The Strategic Integration Office is also working to develop an internal integration website where both CBOE and Bats employees can find useful information such as Day 1 company information. CBOE will announce its financial results for the fourth quarter of 2016 after the market closes on Monday, February 6. Bats will hold its fourth quarter earnings call at 8:00 a.m. ET on Thursday, February 9. Materials on the earnings calls will be posted on each company’s respective Investor Relations websites.

Q&A With Mark Hemsley on Bats Europe History Mark Hemsley, founding CEO of Bats Europe, provides insight into the launch of the business and its growth Q: Firstly, how is the European stock market different from the U.S. stock market? A: In Europe, each country has a national stock exchange that only offers trading in the stocks listed on that exchange. Bats Europe is one of the few pan-European trading venues, and the largest, meaning that our customers can trade stocks across 15 major Europe markets all through one connection to our exchange and are rebated and charged based upon a single fee schedule. Q: So why was Bats able to launch in Europe? A: In November 2007, European Union financial regulation called MiFID (Markets in Financial Instruments Directive), eliminated something called the Concentration Rule, which had required stocks to be traded on national exchanges, like the Nasdaq or Deutsche Boerse. This meant that, for the first time, European exchanges would have to compete for business. Q: What were the early days of Bats like? A: Somewhat informal. I was Bats Europe’s first employee, and started the business on my personal laptop, with my own credit card, in a coffee shop. That experience made our first office feel fairly luxurious. Our first day of trading was October 31, 2008. After all, if you’re called Bats, you can’t pass up the opportunity to do something big on Halloween. Q: How did Bats grow? A: In November 2011, Bats acquired Chi-X Europe, a larger competitor that had launched 18 months before Bats. The new, combined firm, Bats Chi-X Europe, created the largest European equities market by notional value traded. In 2013, we were able to start listing products, and also launched our trade reporting facility, BXTR (pronounced “Baxter”). Q: How much volume trades on Bats Europe each day? A: In Europe, volume figures are expressed as “notional value” rather than the U.S. convention of “shares traded,” reflecting the actual value of securities traded. On any given day, Bats Europe handles approximately €10 to 12 billion in notional value of trades. Q: What impact has Bats had on the European market? A: Through competition with the legacy national exchanges, Bats has helped benefit investors through lower trading and clearing prices and improved customer service and technology platforms. In some cases, Bats’ presence has also benefited market participants by causing some of its competitors to diversify their business.

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Getting to Know the Bats Europe London Office I sometimes hear loud noises—is that gunfire? Our office is right next to one of the most famous Royal Palaces, the Tower of London. Parts of it date back to 1078, and it has played a huge role throughout British history: monarchs have called it home and others were (gulp) executed there. Today, it’s where the Crown Jewels are kept, and every now and again, normally without any warning, they fire off cannons. Where’s the best place to get fish and chips? Poppies, in Spitalfields Market, a 20-minute walk from the office does a good job (and their mushy peas are, as mushy peas go, pretty delicious). Where do folks head after work? The Walrus and Carpenter, just across the road, is where the team goes to unwind — and drink a pint or two of (occasionally) semi-cold beer. Tea may indeed revive you, but I’m an American and I need coffee. Where do I go? Coffee in the U.K. follows the European tradition: it tends to be espresso-based. But if you’re desperate for “filter” coffee, as we call it, Taylor Street Gallery is excellent. And if you’re just looking for something inexpensive and cheerful, any of the many Pret a Mangers within walking distance of the office will do the trick. How rainy is it? According to our very own Met Office, there is an average of 106.5 days of rainfall in London each year. Unbelievable as that may seem, it makes London LESS rainy than New York City (122 days), Chicago (120), Washington, D.C., or Sydney. So the stereotypical Briton carrying an umbrella everywhere isn’t true? Oh, it’s true. We know that correlation doesn’t equal causation, but it never seems to rain when we have our brollies with us.

Inside ETFs Conference  The four-day Inside ETFs Conference took place last week in Hollywood, Florida, bringing together more than 150 speakers and 2,000 financial professionals to learn about the latest ETF investment trends and strategies. Bats and CBOE Vest were conference sponsors, while Bats CEO Chris Concannon and ETF.com CEO Dave Nadig were panelists. On the last day of the conference, the CBOE, Bats and ETF.com teams gathered for drinks  Video: RUT Options  In this video, Russell Rhoads, director of education for the CBOE Options Institute, provides an overview of options on the Russell 2000 Index.  To view the video, click here.

Integration Q&A I saw two links in the job posting communication, one for CBOE and one for Bats team members. Are the same jobs posted for both CBOE and Bats to see? Yes, the same job openings are posted for both CBOE and Bats. CBOE uses its Intranet for internal job postings, which is currently not accessible to anyone outside of CBOE. Because of this, a separate link was created to provide Bats employees access to the same internal job board webpage. Are the posted jobs for new or existing roles? The job postings reflect new roles that we anticipate will be needed for the combined company. Should I apply for a job even though I don’t know if I will keep my current role in the combined company? We encourage you to apply for any role where you feel your skills and background match with the requirements listed in the job posting—regardless of the status of your current role. Are these the only postings or will there be more to come? We plan to share new job postings for the combined company with CBOE and Bats employees as opportunities become available. What’s the deadline for applying to open positions? How long are the positions going to be posted internally? In the job posting announcement, we encouraged team members to apply for open jobs within the first week of the job posting. While some jobs may continue to be posted internally, we will be moving forward with next steps as appropriate, such as interviewing internal candidates or deciding to post jobs externally. Contact the CBOE and/or Bats Human Resources Departments for any questions or further information about a specific position. After applying for a posted role, how will I know if my resume was submitted correctly? You will receive an immediate email response informing you that your resume has been received and is being reviewed for further consideration. We invite you to submit your integration questions, news and feedback to us at integration@cboe.com.

integration@cboe.com. Cautionary Statements Regarding Forward-Looking Information This communication contains certain statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected or forecast in the forward-looking statements, including due to the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016. Neither CBOE Holdings nor Bats Global Markets, Inc. (“Bats”) undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Additional Information Regarding the Transaction and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. CBOE® and Chicago Board Options Exchange® are registered trademarks, and CBOE VestSM and CBOE Options InstituteSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE). All other trademarks and service marks are the property of their respective owners.